Exhibit 99.1

Chairman’s Address

EMBARGO: 10.00AM
Wednesday 15 September 2004
Check against delivery

Address by Meredith Hellicar Chairman James Hardie Industries	For media enquiries please contact John Noble on Tel: 61 2 8274 5206 Mob: 0407 000 040. For investor/analyst enquiries please contact Steve Ashe on Tel: 61 2 8274 5246 or Mob: 0408 164 011

To the company’s Annual Information Meeting
15 September 2004

Ladies and Gentlemen, the last six months have been extraordinarily difficult for James Hardie. To say otherwise would be to deny reality, and to be less than frank with you.

Extraordinarily difficult times produce challenges of great significance, and enormous consequence.

This has been true for James Hardie and I believe that your Board is prepared to meet and resolve these challenges. In so doing, may I acknowledge the immense contribution of our previous Chairman, Alan McGregor and wish him, and his wife, Skye, well on your behalf. As you know, due to very serious ill health, Alan was forced to resign both as Chairman and a Director last month and our thoughts are with him.

As your new Chairman, I begin by giving you this commitment: While endeavouring to lead this great company to continuing commercial success, I will seek to be candid with you, our shareholders, with our employees and with the wider community, on all issues that relate to James Hardie’s contribution and role as a corporate citizen, whether it be in Australia, North America or Europe.

I am confident that James Hardie will emerge from its current difficulties a better and more robust company, due in large part to the performance of our employees at many levels. But is also a reflection of the support that you, our shareholders, have shown in the company. This has been pivotal in enabling James Hardie to respond to the demands and dilemmas of recent times and we thank you for that.

I now turn to the events of the recent past, before looking forward to our preparedness to play a positive role for the future.

While we have continued to record excellent business performance, much of the last year for James Hardie has been dominated by the NSW Special Commission of Inquiry in Australia, examining the asbestos liabilities of former James Hardie group companies, and the establishment of the Medical Research and Compensation Foundation.

Commissioner Jackson is due to hand his report to the NSW Governor by 21 September, although we don’t know when it will be available publicly. We look forward to this report providing a solid base from which we can move forward.

I should note here that — among a number of baseless claims — we have been accused of arranging this meeting to occur prior to the release of the Commissioner’s report. Instead, the timing is dictated by our Articles of Association.

We’re required to hold this meeting in the week prior to our AGM. In fact, when we delayed this meeting beyond our usual August timeframe, we thought the Commissioner’s report — originally due in June — would have been available.

Let me be clear: if there is sufficient cause to call a further shareholder meeting following the report, for example to approve funding a scheme for future claimants as proposed to the Commissioner by James Hardie, we will call such a meeting.

We’re not in a position to speculate what the Commissioner might recommend. That’s why this AIM and Friday’s AGM have no formal agenda items relating to the Commission, or relating to James Hardie’s proposals to the Commission on future funding for asbestos claimants. Of course, you are welcome to ask questions on this issue at this meeting.

In seeking to address many of the questions that you have already sent us, and pre-empt some that may arise from the floor today, I’d like to talk about how James Hardie came to be the subject of this Inquiry, the issues we are dealing with, and how we propose to meet the very real needs of claimants against our former subsidiaries — as well as continue to ensure the company’s growth and success for the benefit of all stakeholders.

I’d like to start by reiterating my recent public statements that your Board deeply regrets:

•	that people were injured by asbestos products manufactured by former subsidiaries of James Hardie, and

•	that these people, and their families, have suffered as a result of this exposure, and

•	the stress and uncertainty caused because the Foundation we set up to meet their claims has proven to have insufficient funding.

While we can never possibly understand the full extent of their experience, subject to the views of Mr Jackson and the NSW Government, we plan to put to shareholders a proposal that ensures that the compensation to which these people are entitled continues to be provided in a manner that is speedy, fair and equitable.

At the same time, your Board recognises its duty to you, our shareholders and the duty owed to employees. We have received many letters and comments, and have spoken personally to a number of you, so we understand your concerns. We also understand that this has been a very difficult time for all those associated with the company, and extend our thanks to our many stakeholders for their patience and support.

I acknowledge that the company’s liability to asbestos claimants is a very emotional and heated issue.

Some criticisms have caused us to ask necessary questions of ourselves. However, the controversy has also led to some extreme statements being made about James Hardie. Some of these are simply wrong, and they ignore historical or legal facts.

We believed it was inappropriate for us to respond to all these claims through the media while the Commission hearings were ongoing, but we recognise that the media has been the main source of information for most people.

Now that the hearings are finished, we’re in a position — without pre-empting Mr Jackson’s report — to review with you some of the facts about James Hardie’s association with asbestos.

James Hardie group companies first started manufacturing products containing asbestos in the 1920s. Brake products were produced from 1930. In 1937, James Hardie and Coy was incorporated as a subsidiary and from that point on was responsible for the production of asbestos cement building products.

Other companies within the group had leading positions in a wide range of industries. Over time, these included tires, security, PVC pipes, fire protection and electrical contracting.

In the following years, the use of asbestos was very widespread. In Australia, it was used in thousands of products, by hundreds of companies, and by significant government entities.

Information about the dangers posed by the different forms of asbestos grew gradually and, as the connection between asbestos and disease became established, most companies, including James Hardie, first controlled exposure, then stopped using it.

James Hardie ceased using blue asbestos in 1968 and then phased out the use of all other forms of asbestos, so that our insulation was asbestos free by 1974; our building products by 1983; and pipes by 1986. Our brakes business was asbestos-free by 1986 and sold in 1987.

Two James Hardie group subsidiaries, Amaba (the company that formerly produced brake products) and Amaca (the company that formerly produced building products), figure prominently amongst the defendants against whom claims are currently made by asbestos disease victims.

There have been a lot of assertions made about the extent of James Hardie’s liabilities, and, from your questions, this appears to be another area of considerable and legitimate inquiry.

Expert actuarial evidence by KPMG Actuaries presented to the Commission of Inquiry estimated the liabilities of the former James Hardie subsidiaries to be $1.573 billion as at 30 June 03.

More recently, an actuarial and insurance industry review by KPMG estimated that, at present, the total cost of Australian asbestos liabilities may exceed A$8.2 billion, although they acknowledged the uncertainty in predicting a definitive figure, owing to an evolving legal and medical environment.

On the basis of that estimate, and the actuarial advice prepared by KPMG as expert evidence before the Commission, James Hardie’s former subsidiaries would represent approximately 19% of the total asbestos liabilities in the Australian market.

In providing this figure I’m not attempting to downplay our historic involvement with asbestos, or diminish responsibility for injuries caused by the products manufactured by our former subsidiaries.

But whilst the James Hardie group had a major share in the asbestos cement building materials market, asbestos was widely used in a range of areas — such as fire-proofing, textiles and fabrics, ship-building, paints and adhesives - and many products used in those applications were not supplied by James Hardie.

It’s also important to note that the fibre cement products that James Hardie produces today do not contain asbestos.

James Hardie pioneered the development of asbestos-free substitute products, which it began selling in the early 1980s. These new products, called fibre cement, are now used all around the world and have been the core focus of our business, and the source of our returns, for more than twenty years.

Rapidly increasing demand for these fibre cement products was one of the factors in our decision to create the Medical Research and Compensation Foundation in 2001.

By the late 1990s, it was clear that James Hardie’s largest growth prospects were overseas, particularly in North America. It was also apparent that overseas investors and debt providers would be less inclined to invest in James Hardie if we continued to have on-going asbestos liabilities within the balance sheet of group companies.

This fact did not make us any less sympathetic to the plight of victims of asbestos related diseases.

On the contrary.

Seeking to provide for their needs and, at the same time, remove the liability from James Hardie’s balance sheet to enable the company to pursue growth opportunities, the former Australian holding company, James Hardie Industries Limited (JHIL) created the Foundation to operate independently of James Hardie and compensate individuals injured by asbestos products produced by the two former James Hardie Group companies.

Taking into account actuarial advice commissioned at the time, the Foundation was established with $293 million of cash funds and income–producing assets.

As you know, it has been the position of the company- and it remains its position – that, at the time, and contrary to what is now alleged to be the company’s motivation, the Board of JHIL believed this would be sufficient funds to meet all future claims.

James Hardie also provided the Foundation with funds for medical research aimed at finding treatments and cures for asbestos-related diseases and continue to be involved in this vital area.

With the establishment of the Foundation in 2001, the Board of JHIL believed it had achieved the twin goals of providing properly for future claimants as well as separating our asbestos liabilities from the balance sheet to enable future international growth in James Hardie for the benefit of shareholders.

Much media discussion during the recent Inquiry has characterised the decision to redomicile James Hardie to The Netherlands as being an attempt to put the company’s assets beyond the reach of claimants.

Quite separately from the decision to establish the Foundation, it became clear to the Board of JHIL that shareholders were not going to receive the maximum benefits from James Hardie’s growth and financial success in the United States under the then current corporate structure.

This issue was driven by the company’s increasing global focus and international financial tax efficiencies. It was not driven by a desire to run away from asbestos liabilities.

In essence, we needed to find a more effective corporate structure to deal with the fact that an increasing proportion of James Hardie’s returns were coming from the United States, but had to be distributed to predominantly Australian shareholders.

The Board of JHIL decided that the best solution was to re-domicile the company, specifically using a Dutch financial risk reserve regime that exists between the USA and The Netherlands.

As a result, in October 2001, it implemented a scheme of arrangement which created a new James Hardie group parent company in the Netherlands.

The restructure and the creation of the Dutch parent, James Hardie Industries NV, has increased the financial efficiency of the group, and has better-placed the group for future growth.

The Financial Risk Reserve Regime delivered a benefit of US24.8 million in our last financial year, taking the total benefit to date to US$39.3 million.

While I am on the subject of the Dutch Financial Risk Reserve Regime and the tax treaty between the US and The Netherlands, a protocol to the treaty has been signed and we expect that the US Congress will ratify this, later this year.

The company will either satisfy the new requirements for treaty benefits, or implement alternative arrangements. We are confident of a good outcome, but it might take some time to understand the issues and make any adjustments required.

Having a Dutch parent company is not unique to the James Hardie group.

I’m advised that The Netherlands is a well-established domicile for more than 250 companies that are listed on the New York Stock Exchange.

Importantly, moving to the Netherlands did absolutely nothing to change the legal liabilities of the James Hardie companies, nor the ability of claimants to pursue those liabilities. We voluntarily agreed to submit ourselves to NSW jurisdiction.

When the Directors of the Foundation wrote to us informing us that the fund may experience a significant shortfall, our response was consistent with the approach that the financial position of the Foundation and its subsidiaries had become that of a separate enterprise. At the time, we did not identify an appropriate way by which we could offer further funding.

In retrospect, we could have responded differently, and more quickly.

We knew we had to carefully consider all the ramifications of these circumstances: the potential impacts on future claimants and their families, on the Foundation, on the company and shareholders, and on us as Directors.

As directors, we sought to maintain both a legal and moral perspective, whilst bearing in mind our fiduciary responsibilities to you, our shareholders, and our obligation to act in the best interests of the company as a whole.

In considering the sometimes competing – or even conflicting — requirements of the law, community expectations and our own moral precepts, we did not respond with offers of funding support for any shortfall of the Foundation. Understandably, this worried the Foundation and potential claimants and led to a perception that we were seeking to “wash our hands” of the Foundation’s predicament.

In October 2003, the directors of the Foundation announced that revised actuarial advice predicted the estimated future funding shortfall would in fact be $700 million.

Those with an interest in the issue of asbestos diseases and compensation made increasing calls for the NSW Government to intervene and, in February this year, the State Government established the Special Commission of Inquiry.

When the Inquiry was announced, we welcomed it as an open, independent forum that could take evidence and provide information that would make it possible to separate understandable emotion from the facts.

We also decided to deal with the issues to be addressed, in the Commission, and not in the media. We sought at all times to be open, honest, helpful and respectful of the Commission and have complied with all requests that the Commission has made of us.

Whilst we have vigorously defended the legality of the company’s actions, when we received updated actuarial advice from our new actuaries, KPMG, verifying what the funding shortfall was likely to be, we volunteered funding, subject to shareholder approval, for a suitable and effective scheme to compensate future claimants against our former subsidiaries.

Copies of our submissions and submissions in reply are available on our website, and I encourage you to read these to gain an understanding of the positions we submitted to the commission.

Our actions are not those of a company that has run away to the Netherlands or is seeking to avoid its broader community obligations.

What is this so-called Scheme Proposal?

It is the case — as far as we are aware — that every person who is legitimately entitled to compensation to date has received it.

Our objective, in seeking to develop the Scheme Proposal, is to ensure that this continues to be the case, whilst retaining a perspective on the best interests of our shareholders.

As I mentioned, faced with the new actuarial information, which we presented to the Commission, on 14 July, your Board announced that we would recommend that shareholders approve the provision of additional funding to enable an effective statutory scheme to be established to compensate all future claimants for asbestos-related injuries caused by former James Hardie subsidiaries.

We argued in the Commission that such a scheme would provide certainty of compensation to claimants and would also greatly reduce a number of current costs which do not go to claimants.

We also requested a safeguard for you, our shareholders, that we would require any final funding proposal to be put to you, so that you can understand the arguments for and against it, and make an informed decision.

We’ve provided the Commission with submissions setting out the key principles of the proposed scheme, specifically:

•	We’re advocating a simple and expeditious procedure to assess claims, so that claims are processed more quickly and legal and other expenses which are not part of the compensation provided to claimants, are removed or considerably reduced.

We do not accept, as some of our critics argue, that an outcome of this process should be the enrichment of plaintiff lawyers.

•	We have not assumed caps on payments to claimants.

•	We recognise that any scheme described today will have to address the needs of potential new claimants, who are yet to be affected by asbestos and who are not currently identified in actuarial estimates.

So, let me try to sum up where we are today.

Firstly, we have established a Board Committee to focus specifically on the Inquiry outcomes, including the important challenge of finding a funding solution. In addition to myself as Chairman, the committee consists of Donald McGauchie and Michael Gillfillan.

Specifically, our tasks include:

•	Reviewing the Commissioner’s report, and recommending to the Board appropriate actions, including remedial actions, in response to its findings; and

•	On behalf of the company, overseeing any developments or discussion of suitable arrangements to ensure all legitimate claimants receive fair and equitable compensation and taking any recommendations to the Board and, ultimately, to shareholders for approval.

This last point — shareholder approval — is important.

If Commissioner Jackson recommends a scheme, if the government accepts this recommendation, and if a suitable scheme can be developed, we will put the proposed funding details to you, our shareholders so that you have an opportunity to review the impact of any recommendation on the future of the company, and satisfy yourselves that it is viable and appropriate.

I want to reassure you that your Board is focussed on exploring all potential solutions and on finding a solution that

•	addresses, in an affordable manner, the issue of funding compensation for victims of asbestos related disease caused by James Hardie’s former subsidiaries,

•	addresses the concerns of the community, and

•	allows us to meet our responsibilities to you, our shareholders, and to our employees.

Secondly, as announced last Friday, given allegations raised in the Inquiry, and in order to assist in completion of the preparation and filing of our accounts in the United States, the Audit Committee of the Board has commissioned an internal investigation, conducted by independent legal advisors, to investigate allegations of illegal acts and any potential impacts on the financial statements.

We expect this internal inquiry will not be completed until the company has access to the Report from the Commissioner.

This is why we have deferred a vote on Item 1 at the AGM. The Board does not consider it appropriate to seek shareholder adoption of the Dutch GAAP accounts until these matters are resolved.

Thirdly, in my newly-appointed role as Chairman, I plan to address the issues of Board renewal and the restoration of the company’s reputation and standing in business, and in the community.

In doing this, I will seek to ensure the composition of the Board will continue to have Directors from Australia, the USA and Europe, with a mix of relevant experience and skills.

At this year’s Annual General Meeting, shareholders are being asked to elect John Barr to the Board. John brings to us wide-ranging management experience gained over 30 years in corporations in our major market of North America.

He challenges our thinking and brings a practical, no-nonsense perspective to the key issues facing the company. John’s career demonstrates his commitment to building businesses that can sustain sound performance over the long term.

Our Board renewal process will not stop with John and I look forward to the continuing development of the James Hardie Board so that it can lead the company into a stronger, more secure future.

Finally, we acknowledge the changing demands of the wider community in which we seek to operate.

The Board recognises that James Hardie must be even more energetic as an active corporate citizen, not simply to rebuild our reputation, but to underline our willingness to participate constructively and creatively in the social fabric of the communities in which we play a part.

The company’s reputation is a matter of vital concern to me, and to the Board as a whole, as well as to our shareholders and employees and I give you our commitment that we will be working to restore it. But this will take time, because the issues we seek to address are not simple.

James Hardie is made up of people who are seeking an acceptable balance between what the community reasonably demands of us, what our shareholders legitimately expect of us, and what the law requires of us.

It is only because we understand the implications — and inter-relationships - of all these obligations that we have:

•	proposed the funding solution we have, and

•	proposed that this scheme be put to a vote of our shareholders.

We are confident that you share our commitment to find a solution that will meet all the obligations that are expected of us.

Indeed, it’s only because we have a highly successful business that we believe we can fund such a scheme in an affordable manner, rather than limiting claimants to partial or no payments, and shareholders to no returns.

We will also, importantly, seek to ensure that James Hardie continues to perform successfully as a business, so we can fund the offer that is made to potential compensation claimants, while achieving appropriate returns for shareholders.

In this regard, I’d like to comment briefly on the very positive results achieved in the James Hardie business last year:

•	net sales increased 25%;

•	gross profit was up 23%; and

•	EBIT[1] increased 24% to US$172.2 million.

I thank our Board, our managers, and our employees for the hard work and enthusiasm with which they contributed to these outstanding operating results.

These results reflect continued strong growth in our core markets in North America, improved performance in the Asia Pacific region, including Australia, improvements in South America, and our pursuit of growth opportunities in new markets such as Europe, and through new products, such as Roofing.

Your Board believes that the company is well-positioned to continue to develop its business with new products and markets, as well as increased penetration in its existing markets.

We will also continue our focus on Research and Development. Much of this is carried out in Australia, at our centre in Rosehill here in Sydney.

Our investment in R&D enables us to develop and produce products that our competitors have not matched, and build and commission manufacturing plants at less cost than our competitors.

Ladies and Gentlemen, I conclude my remarks by reaffirming my opening statements.

James Hardie remains a great company but, obviously, we have learned much that is important to our future from the experiences of the recent past.

We have expressed our profound regret for circumstances in which the company has caused suffering, uncertainty or stress to people injured by products made by our former subsidiaries. We are looking to a future where we can make a substantial contribution to comprehensively resolving the difficult issues surrounding those circumstances.

We have committed ourselves to seeking your approval for a scheme which will provide proper compensation for those who are suffering as a result of their exposure to asbestos products manufactured by former James Hardie subsidiaries, as well as being affordable for the company and acceptable to our shareholders.

We acknowledge that much depends on Mr Jackson’s findings. Much depends also on the response of the NSW Government.

But no-one should be in any doubt about James Hardie’s preparedness to work purposefully with all applicable authorities to achieve a resolution.

Nor should anyone be in any doubt about the company’s vigorous approach to our future. Despite the current pressing issues, it is a future of opportunity which we may anticipate with hope, and confidence.

End.

Investor and Analyst Enquiries:
 Steve Ashe — Vice President, Investor Relations
 Telephone: 61 2 8274 5246
 Mobile: 0408 164 011
 Email: steve.ashe@jameshardie.com.au

Media Enquiries:
 John Noble
 Telephone: 61 2 8274 5206
 Mobile: 0407 000 040 Email: john.noble@jameshardie.com.au

Facsimile: 61 2 8274 5218
 www.jameshardie.com

1EBIT - EBIT is defined as operating income. We believe EBIT to be relevant and useful information as it is a primary measure used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the cash generated from our operations, excluding the operating cash requirement of our interest and income taxes. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT, as we have defined it, may not be comparable to similarly titled measures reported by other companies.

EBIT, as used in this document, is equivalent to the US GAAP measure of operating income.

Annual Information Meeting 15 September 2004 All results are for continuing operations unless otherwise stated

Good morning.

I am pleased to have the opportunity to talk to you about the operating performance of the business for the last year.

I know the major issues for the company today are the Inquiry, related compensation issues, and putting in place a permanent resolution.

However, it is vital that we also continue to perform strongly and grow, in the interests of all stakeholders.

Meredith has covered the issues relating to the inquiry, and I will focus on the operating performance of the business.

USA Fibre Cement Sales and EBIT[1] Growth

+23%
+26%
800
700
600
500
400
300
200
100
-
Net Sales
310.5
72.3
373.0
73.5
444.8
85.8
599.7
155.1
738.6
195.6
2000
2001
2002
2003
2004
Fiscal Year
Sales
EBIT1

3

USA Fibre Cement Sales and EBIT1 Growth Sales EBIT1 +23% +26%

As Meredith mentioned in her address, we had a year of very strong performance.

USA Fibre Cement

Our largest market is the USA and our USA Fibre Cement business continued its outstanding performance, finishing the year with increases in net sales of 23% and EBIT1 of 26%.

USA Fibre Cement

Volume Growth 2004 245mmsf[1] +19%

Volume (MMSF[1]) / Starts (000's Units)
2000
1800
1600
1400
1200
1000
800
600
400
200
0
Volume
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
$750
$625
$500
$375
$250
$125
$0
Revenue (USDM)

4

USA Fibre Cement Volume Growth 2004 245mmsf1 +19% 0 200 400 600 800 1000 1200 1400 1600 1800 2000 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 Volume (MMSF1) / Starts (000's Units) $0 $125 $250 $375 $500 $625 $750 Revenue (USDM) Volume

One of the most pleasing features of our North American performance was the growth in demand for fibre cement. Over the course of the year, we grew our sales volumes by around 245 million standard feet or 19%.

This performance continued what has been very strong growth since we started business in the USA in 1988 – with a Compound Annual Growth Rate since that time of around 39%.

We differentiate between growth that occurs because of market movements, and growth that occurs via penetration into established markets.

USA Fibre Cement

Revenue Growth Continuing to Outstrip Volume Growth

Volume (MMSF[1]) / Starts (000's Units)
2000
1800
1600
1400
1200
1000
800
600
400
200
0
$750
$625
$500
$375
$250
$125
$0
Revenue (USDM)
Volume
Revenue
Housing Starts (12mo Avg)
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04

5

USA Fibre Cement Revenue Growth Continuing to Outstrip Volume Growth 0 200 400 600 800 1000 1200 1400 1600 1800 2000 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 Volume (MMSF1) / Starts (000's Units) $0 $125 $250 $375 $500 $625 $750 Revenue (USDM) Volume Revenue Housing Starts (12mo Avg)

Around two-thirds of last year’s growth – or 155 million standard feet – is our estimate of growth through penetration into existing markets rather than from general market growth. Growth through penetration has been the predominant form of growth for many years and reduces our exposure to cyclical movements in our end-markets. This chart shows how our growth in both revenue and volume has outstripped growth in housing starts.

Siding – Growth Potential

Market
Share
Potential
35 -
40%
20%
07 Target
11%
02 Actual
1990
2002
2007
2025

6

Siding - Growth Potential Siding - Growth Potential

We grew demand for both interior and exterior products. Our share of these markets is still quite low, relative to the potential terminal market share, which provides us with significant long-term growth potential. Here is an example that might represent our potential in siding.

Reno Plant Construction Reno Plant Construction Reno Plant Construction Reno Plant Construction Reno Plant Construction

During the year we began constructing our plant in Reno, Nevada, with 300 million square foot annual design capacity. This plant has one line and will produce 50% more than our previous largest single lines. The Reno plant will supply rapidly-growing demand in the west coast region of the United States.

Investment In People Investment In People

We continue to invest in people and infrastructure to support further growth. Over the year, we added a significant number of employees, with an emphasis on sales and marketing roles. Through activities such as this, we are building a strong foundation for future growth.

USA Fibre Cement

Average Selling Price
US$ per MSF
500
480
460
440
420
400
380
FY99
FY00
FY01
FY02
FY03
FY04

9

USA Fibre Cement Average Selling Price 380 400 420 440 460 480 500 FY99 FY00 FY01 FY02 FY03 FY04 US$ per MSF

Our average net selling price improved 3% on the prior year and sales of more differentiated and higher-priced products continued to grow well. This trend has been evident for some years.

Longer-term, we expect modest, average net selling price improvements to continue as sales of higher-priced products grow at a faster rate than that of our more established products.

We continue to achieve very strong EBIT1 performance improvement and our EBIT1 margin continues to be in a range well above our 20% long-term target for the USA Fibre Cement business.

USA Fibre Cement Strategy Aggressively grow market for fibre cement Grow our overall market position while defending our share in existing market segments Offer products with superior value to that of our competitors, introducing differentiated products to reduce direct price competition

Our USA Fibre Cement business strategy is very successful, is achieving strong growth and strong returns for the company, and is therefore unchanged. We seek to:

–	Aggressively grow the market for fibre cement;

–	Grow our overall market position, while defending our share in existing market segments;

–	Offer products with superior value to those of our competitors, introducing differentiated products to reduce direct price competition.

Asia Pacific Performance Improvement

Asia Pacific EBIT[1]
(Millions of US dollars)
+38%
FY00
FY01
FY02
FY03
FY04

11

Asia Pacific Performance Improvement +38%

I would now like to talk about our Asia Pacific business.

Asia Pacific Fibre Cement

Our Asia Pacific Fibre Cement business recorded very solid performance, with net sales up 2% in Australian Dollars and 26% in US dollars.

Sales volumes were up 9%, and EBIT1 was up 12% in Australian dollars and up 38% in US dollars — reflecting a significant positive exchange rate movement.

Our strategy in Asia Pacific remains intact, because it is delivering solid performance and growth in markets such as Australia and New Zealand that do not have high levels of underlying growth.

Despite this, we continue to see growth potential in Australia and New Zealand, where fibre cement still accounts for only a small share of the total building products market. Unlike North America, which has a tradition of using planks, the Australian housing market is traditionally a brick market.

ANZ Marketing Initiatives

WE'RE CREATING INSPIRATIONAL HOMES WITH LINEA® WEATHERBOARDS
they're stronger and more durable than traditional timber weatherboards they're low maintenance and long lasting
they won't crack
they're fire and termite resistant
they resist swelling, shrinkage, twisting and rotting
Ask James Hardie™
Call 13 11 03
James Hardie

A LASTING LOOK
(COME RAIN OR SHINE)
Ask James Hardie™
Call 13 11 03
James Hardie

12

ANZ Marketing Initiatives ANZ Marketing Initiatives ANZ Marketing Initiatives

We see this as a sound opportunity and our Australian and New Zealand businesses have put in place a number of initiatives designed to encourage designers, architects and homeowners to incorporate our lightweight building materials into their designs, however any change in favour or our siding products will occur gradually over time.

ANZ New Products

Linea® Weatherboards

ConText™ Façade System

Eclipsa™ Pre-painted Eves

13

ANZ New Products ANZ New Products Linea(r) Weatherboards Eclipsa(tm) Pre-painted Eves ConText(tm) Facade System

We are pursuing increased sales, with a range of unique products and systems; the slide shows some examples.

Strategy Grow primary demand for fibre cement Vigorously protect and grow category share in existing market segments Leverage our superior technology to offer differentiated products and systems with superior value to those of competitors Ongoing manufacturing improvements to further lower cost of production Asia Pacific Fibre Cement

Because this strategy is proving to be successful for the company, our Asia Pacific businesses will continue to:

–	Grow the primary demand for fibre cement

–	Vigorously protect and grow our category share in our existing segments

–	Offer differentiated products with superior value to those of our competitors

–	Continue to drive manufacturing improvements to lower the cost of production

Other Fibre Cement

Chile Fibre Cement – Key Points

- Net sales up 139%
- Full year EBIT[1] positive

James Hardie Chile

15

Other Fibre Cement Chile Fibre Cement - Key Points Net sales up 139% Full year EBIT1 positive

Chile Fibre Cement

Our Chilean business provides us with a small but profitable toehold in South America.

Last year, the business delivered a strong performance, with net sales up 139% in local currency and a full-year EBIT1 positive result. We achieved strong penetration into a market that enjoyed a lift in domestic construction activity.

Other Fibre Cement

**USA Hardie® Pipe –
Key Points**

- Sales grew 95%
- Improved performance

PC300LC

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Other Fibre Cement USA Hardie(r) Pipe - Key Points Sales grew 95% Improved performance Improved performance Improved performance Improved performance Improved performance Improved performance Improved performance

Hardie® Pipe

Our USA Hardie® Pipe business achieved very strong net sales growth last year, up 95%.

We continued to penetrate the Florida markets , and customers continued to choose our fibre cement pipe over competing products.

We are improving performance in our pipes production plant, but costs are still above the required levels. Average net selling prices improved slightly towards the end of the year, but are still low and further price improvement is required.

We made an EBIT1 loss in the USA Hardie® Pipe business, but have seen strong improvement in the current year. We remain hopeful that we will be able to prove up the US FRC pipe opportunity so that it is capable of delivering value for shareholders in the future.

Europe Completed first year Growing revenue Long term potential

Europe Fibre Cement

In Europe, our business has just completed its first year since start up. It is very early days, but we have made acceptable progress and are growing revenues in markets that offer us long-term potential. We are initially selling our siding and backer products importing from the USA. A weaker US dollar is reducing our import costs.

Artisan(r) Roofing Artisan(r) Roofing

Artisan® Roofing

For some time, we have been developing a unique fibre cement roofing product. We have now started to commercialise this technology, initially through the development, and now with the launch, of a “thick butt wood shake product”.

The slide shows how the roofs made with it look. While this is an unusual look in Australia, it is highly desirable in the USA where wood shakes were the original roofing material.

Artisan(r) Roofing Artisan(r) Roofing

Our Artisan® Roofing business is making good progress refining the manufacturing process in the pilot plant in Fontana, California. Trial installations have been successful and we believe end-market interest in the product is strong.

We are probably at least two years away from stepping-up our initial investment to full commercial manufacture, assuming that the pilot plant continues to ramp up successfully.

The end markets for roofing are large – larger than the siding markets, so providing we can successfully complete development, there is a lot of potential for growth.

Research and Development Research and Development Research and Development

Research and Development

Research and Development continues to be one of the key investments we make in our business and it is the key driver of our long-term growth and our ability to sustain a competitive advantage.

We have Research and Development Centres here in Sydney, and in Fontana, California. We employ over 110 scientists, engineers and technicians in the areas of Core Research and Product & Process Development. Over 50% of our scientists have advanced degrees, and 45% have worked for James Hardie for over five years.

R&D gives us the highest return that we get from any discretionary expenditure. Over the year, we spent US$17.6 million in our core and administrative R&D activities and US$8.5 million in product development in our business units, taking our total spend for the year to US$26.1 million, an increase of around 25% over the prior year.

Capital Expenditure Capital Expenditure

We also invested heavily in capital expenditure projects during the year, spending US$74.1 million. The majority of this sum was spent in the United States, and a significant portion was on growth projects including: the pre-finishing and trim lines in Peru, Illinois; the Blandon, Pennsylvania upgrade; the new factory in Reno, Nevada; and a second line at Waxahachie, Texas.

In Asia Pacific, we upgraded the Rosehill, Sydney plant. Elsewhere, the major spending was on the completion of the roofing plant in California and the paint line in England for our European business.

The results I have been talking about are for the fiscal year ended the March 2004.

Operating Highlights 1st Quarter USA Fibre Cement EBIT1 up 17% Australia and New Zealand Fibre Cement EBIT1 up 31% Philippines - positive EBIT1 Chile - positive EBIT1 Hardie(r) Pipe - improved operating performance Artisan roofing - completed production trials and commissioning work

Since then, we have reported our results for the first quarter of Fiscal Year 2005 and I am pleased to advise that these demonstrate a continuation of the strong results we achieved last year.

Outlook Strong growth momentum of 1st quarter to continue into 2nd quarter Prospects encouraging Continued EBIT1 growth

Looking ahead to the remainder of the year the company believes the strong growth momentum evident in the first quarter will continue during the second quarter and the prospects for growth over the full year remain encouraging.

Looking Ahead Clear vision Successful strategies Sustainable competitive advantage

We have many challenges to address as we continue to grow our business around the world.

We have a clear vision to achieve this, and will combine this with successful strategies which we have implemented over many years, and the sustainable competitive advantage conferred by our fibre cement technology.

1Definitions EBIT - EBIT is defined as operating income. We believe EBIT to be relevant and useful information as it is a primary measure used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the cash generated from our operations, excluding the operating cash requirement of our interest and income taxes. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT, as we have defined it, may not be comparable to similarly titled measures reported by other companies. EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. mmsf - million square feet

Disclaimer This presentation contains forward-looking statements. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in the environmental and health and safety laws; dependence on senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally, changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

James Hardie

Annual Information Meeting
15 September 2004

Annual Information Meeting 15 September 2004